LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MA, DC and VA	301-299-8092
(Not Admitted: MD)	fax: 301-299-8093
levensonfam@msn.com

March 24, 2005

BY FAX: (202) 942-9635

Elaine Wolff, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW, Stop 0409
Washington, DC 20549

Re:	Eye Care International, Inc. Registration Statement on Form SB-2 Registration No. 333-121308

Dear Ms. Wolff:

By letter dated February 25, 2005, the staff provided comments to the registrant in respect of the amendment filed February 10, 2005 to the above-referenced registration statement. Comment 21 cited Item 310(g) of Regulation S-B.

The purpose of this letter is to advise the staff that the registrant is in the process of preparing its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, including audited financial statements as of that date, in compliance with Item 310(g), and expects to file an amendment to the above-referenced registration statement as soon as such audited financial statements are available; the amendment also will be responsive to all the comments in the staff’s comment letter.

Thank you for your attention. If there is any question, please do not hesitate to contact me.

Sincerely, /s/ David J. Levenson David J. Levenson